May 17, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Janice Adeloye; Jennifer López Molina

Re:	European Wax Center, Inc.

Registration Statement on Form S-1 filed on May 17, 2022

Request for Acceleration

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), BofA Securities, Inc., Morgan Stanley & Co. LLC, and Jefferies LLC, as representatives of the several underwriters, hereby join European Wax Center, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 filed on May 17, 2022 (the “Registration Statement”) to be declared effective at 4:00 p.m. Eastern Time on May 19, 2022, or as soon as possible thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We advise that we have complied and will continue to comply, and that we have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

BOFA SECURITIES, INC.

By:	/s/ Michele A.H. Allong
Name:	Michele A.H. Allong
Title:	Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/s/ Akanksha Agarwal
Name:	Akanksha Agarwal
Title:	Executive Director

JEFFERIES LLC

By:	/s/ Mike Bauer
Name:	Mike Bauer
Title:	Managing Director

[Signature Page to Acceleration Request]